Exhibit (a)(5)(E)

Text of press release dated February 17, 2004

Gregory Shepard Extends State Auto Financial Tender Offer

Approximately 3,837,000 Shares of State Auto Financial Tendered to Date

Chicago, Illinois, February 17, 2004 – Gregory M. Shepard today announced an extension of the expiration date of the tender offer made by himself and his wholly owned subsidiary, STFC Acquisition Corporation, for 8,000,000 shares of State Auto Financial Corporation (NASDAQ: STFC) for $32.00 per share in cash. The tender offer made on August 20, 2003 was to have expired at 5:00 p.m., New York City time on Friday, October 17, 2003. On October 20, 2003, Mr. Shepard extended the offer until December 12, 2003, and on December 15, 2003 Mr. Shepard extended the offer until February 13, 2004. Mr Shepard is now extending the offer until 5:00 p.m., New York City time on Friday, April 9, 2004.

Mr. Shepard has been advised by Mellon Investor Services, LLC, the depositary for the tender offer, that as of the close of business on February 13, 2004, approximately 3,837,000 shares of State Auto Financial Corporation common stock have been validly tendered and not withdrawn pursuant to the offer (including approximately 1,489,000 shares of State Auto Financial Corporation tendered pursuant to notice of guaranteed delivery). This additional extension of the tender offer is necessary to permit a State Auto Financial Corporation stockholders’ meeting to be called and held. Under Ohio Revised Code 1701.831, a stockholders’ meeting is required to be called by State Auto Financial Corporation so that stockholders may consider and approve the transaction. State Auto Financial Corporation has not yet called the stockholders’ meeting because it perceives Mr. Shepard’s offer as illusory, notwithstanding the fact that Mr. Shepard has provided a highly confident letter from a respected banker for up to $300,000,000 in financing. One reason why State Auto Financial perceives Mr. Shepard’s offer to be illusory is because the financing requires State Auto Mutual, the parent of State Auto Financial Corporation, to issue surplus notes.

The offer will expire at 5:00 p.m., New York City time on Friday, April 9, 2004, unless the offer is extended.

For further information, please contact Mellon Investor Services, LLC, the Information Agent for the tender offer, at (888) 451-6741.

This press release contains forward looking statements. These forward looking statements are based on currently available competitive, financial and economic data and STFC Acquisition Corporation’s and Mr. Shepard’s views and assumptions regarding future events. Such forward looking statements are inherently uncertain. Neither STFC Acquisition Corporation nor Mr. Shepard can provide assurances that the tender offer described in this press release will be successfully completed or that the anticipated benefits of any transaction will be realized. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of State Auto Financial Corporation.

ADDITIONAL INFORMATION RELATING TO THE TENDER OFFER IS CONTAINED IN THE SCHEDULE TO AND THE SCHEDULE TO/A FILED BY GREGORY M. SHEPARD AND STFC ACQUISITION CORPORATION WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THOSE SCHEDULES ARE CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT http://www.sec.gov.